Reliance
Industries Limited

Fosbery Road, Off. Reay [redacted]ion (E), Mumbai - 400 033.
[redacted]41 1821 Fax : 3041 1069

August 12, 2004

File No. 82-3300

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document(s) filed with the domestic stock exchanges, for your information and record:

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	August 12, 2004	Media Release – European Commission approves Reliance acquisition of Trevira

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Encl : a/a

Reliance
Industries Limited

Fosbery Road, Off. Reay Road Station (E), Mumbai - 400 033.
Tel. : 3041 1841 / 3041 1821 Fax : 3041 1069

August 12, 2004

The Secretary
The Stock Exchange
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Sub: **European Commission Approves Reliance Acquisition of Trevira**

Dear Sir,

Please refer to our letter dated 24th June, 2004 on the subject of Reliance to acquire Trevira – to emerge as the Number One Global Polyester Fibre Producer.

In continuation thereof, we forward herewith a Media Release issued by the Company, which is self-explanatory.

Kindly inform your members accordingly.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

Surendra Pipara
Jt. Company Secretary

Enc: as above

Copy with enc. to The Secretary

Stock Exchange, Kolkata
National Stock Exchange, Mumbai

Media Release

European Commission approves Reliance acquisition of Trevira

August 11, 2004: The European Commission has approved the acquisition of the German specialty polyester manufacturer 'Trevira' by the largest Indian private sector company, Reliance. Earlier, the acquisition was officially announced on June 24, 2004. This regulatory approval is vital for the acquisition process to be completed.

The commission of the European Communities in its notification, SG – Greffe (2004) D/ 203334 dated 29/07/2004, on acquisition says that for the reasons set out in the notice on a simplified procedure, the commission has decided not to oppose the notified operation and to declare it compatible with the common market and with the EEA (European Economic Area) agreement.

Trevira has a capacity of 130,000 tonnes per annum of polyester fibre and yarn, spread over four locations in Europe namely Bobingen and Guben (Germany), Silkeborg (Denmark) and Quevaucamps (Belgium). In addition, it has a state-of-the-art research and development (R&D) facility at Bobingen. With the acquisition of Trevira and its expansions underway in India, the combined total polyester fibre and filament yarn capacity of Reliance will exceed 1.8 million tonnes, making Reliance, the largest polyester fibre and yarns producer in the world.

Commenting on the acquisition, PCI, leading UK based polyester consultant says, 'the market was surprised that Reliance suddenly snapped up the Trevira polyester fibres operation in Germany. They achieved this ahead of two other candidates from within Greater Europe who had possibly expected to acquire the business for a minimal financial outlay.' It applauds that the acquisition provides Reliance, the use of a proven successful development facility supporting a differentiated product portfolio (including the Trevira CS development for flame-retardant end uses).

The German industry is excited with the news of approval from European commission. 'Handelsblatt', a leading German newspaper opines that for industry watchers this purchase is an example showing how globalisation in textiles is taking an unusual step. Groups from countries about to take off economically have largely come to dominate the fibre and textile business since the seventies and now they are returning to Europe as buyers.

The Trevira brand and products will now have access through the established Reliance sales network to India, one of the fastest growing textiles markets in the world. Trevira will provide Reliance a strong foothold in Europe and place it in a position to cater to all market segments of polyester fibres and filament yarns worldwide. Trevira's